UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Amplify Snack Brands, Inc.

(Name of Subject Company)

Amplify Snack Brands, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number of Class of Securities)

Thomas C. Ennis

President and Chief Executive Officer

500 West 5th Street, Suite 900

Austin, Texas 78701

(512) 600-9893

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Bradley C. Weber, Esq.

James A. Matarese, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, California 94025

(650) 752-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Amplify Snack Brands, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”), a subsidiary of The Hershey Company, a Delaware corporation (“Hershey”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $12.00, net to the holder in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Hershey and Purchaser with the SEC on January 2, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 2, 2018, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 44 of the Schedule 14D-9 after the first paragraph under the heading “Annual and Quarterly Reports”.

“Legal Proceedings Related to the Merger.

On January 5, 2018, Michael Rubin, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court for the Western District of Texas, Austin Division, captioned Michael Rubin v. Amplify Snack Brands, Inc. et al., Civil Action No. 1:18-cv-0014 (the “Rubin Complaint”) against the Company and all members of the Company Board. Among other things, the Rubin Complaint alleges that the Company, and the members of the Company Board in their capacity as controlling persons, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations.

The Rubin Complaint seeks, among other things, an order that the action may be maintained as a class action, an order preliminarily and permanently enjoining proceeding with, consummating or closing the Offer and the Merger, rescission of the Offer and the Merger if they have already been consummated or rescissory damages, and an award of costs, including attorneys’ fees and experts’ fees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 8, 2018

Amplify Snack Brands, Inc.

By:	/s/ Thomas C. Ennis
Name:	Thomas C. Ennis
Title:	President and Chief Executive Officer

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